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FORM 10-C


SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Report by issuer of securities quoted on The Nasdaq Stock Market(SM), filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 and Rule 13a-17 or 15d-17 thereunder.



EXACT NAME OF ISSUER AS SPECIFIED IN CHARTER:     Charter One Financial, Inc.
                                             ----------------------------------

ADDRESS OF PRINCIPAL EXECUTIVE OFFICES:    1215 Superior Avenue, Cleveland,
                                           Ohio 44114
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ISSUER'S TELEPHONE NUMBER (INCLUDING AREA CODE):     (216) 566-5300
                                                -------------------------------



I. CHANGE IN NUMBER OF SHARES OUTSTANDING
Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:


1.  Title of security        Common Stock, par value $.01 per share
                     ----------------------------------------------------------

2.  Number of shares outstanding before the change       22,395,063
                                                  -----------------------------

3.  Number of shares outstanding after the change         44,901,264
                                                 ------------------------------

4.  Effective date of change       October 31, 1995
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5.  Method of change  merger
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Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)___________________________________________________________________________
Give brief description of transaction merger of equals with FirstFed Michigan Corporation


II. CHANGE IN NAME OF ISSUER

1.  Name prior to change
                        --------------------------------------------------------

2.  Name after change
                     -----------------------------------------------------------

3.  Effective date of charter amendment changing name
                                                     ---------------------------

4.  Date of shareholder approval of change, if required
                                                       -------------------------


Date:   November 9, 1995            By:   /s/ Robert J. Vana
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                                       Robert J. Vana
                                       Chief Corporate Counsel and Corporate
                                       Secretary